Exhibit 99.2

ASX ANNOUNCEMENT

March 26th, 2013

Cancellation of options

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) reports that a total of 500,000 options that had been issued to former employees have been forfeited and have therefore now been cancelled.

The details of the cancelled options are as follows:

ASX code	Number of options	Exercise price	Expiry date
GTGAK	250,000	$0.12	20 February 2017
GTGAW	250,000	$0.19	31 March 2016

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited

Phone: +61 3 8412 7000